Exhibit 21.1

As of December 31, 2014, CMG Holdings Group, Inc. (the “Company”) had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

The Experiential Agency, Inc.	Illinois	100% owned by the Company
Good Gaming, Inc.	Illinois	100% owned by the Company